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                             November 5, 2021

       Nangeng Zhang
       Chairman and Chief Executive Officer
       Canaan Inc.
       1-2/F, QianFang Science Building C
       Building No. 27, Zhongguancun Software Park (Phase I)
       No. 8 Dongbeiwang West Road
       Haidian District, Beijing, 100193
       People   s Republic of China

                                                        Re: Canaan Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            File No. 001-39127

       Dear Mr. Zhang:

              We have reviewed your October 22, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 21, 2021 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2020

       ITEM 3. Key Information, page 1

   1.                                                   Disclose each
permission that you or your subsidiaries are required to obtain from Chinese authorities to operate
and issue your securities to foreign investors. State whether you or your subsidiaries are
covered by permissions requirements from the China Securities
                                                        Regulatory Commission
(CSRC), the Cyberspace Administration of China (CAC), or any
                                                        other entity that is
required to approve your or your subsidiaries' operations, and state affirmatively whether
you have received all requisite permissions and whether any
                                                        permissions have been
denied.
 Nangeng Zhang
Canaan Inc.
November 5, 2021
Page 2
ITEM 3.D. Risk Factors
Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the
PCAOB is unable to inspect auditors..., page 32

2. Please expand your risk factor to disclose that in June 2021, the Senate passed the
         Accelerating Holding Foreign Companies Accountable Act which, if signed into law, would reduce the time period for the delisting of foreign companies under the Holding
         Foreign Companies Accountable Act to two consecutive years, instead of three years.
Consolidated Financial Statements
Statement of Cash Flows, page F-7

3. We note your response to prior comment nine but also note the significance of the non-
         cash write-downs of obsolete inventory and of prepayments to third party suppliers in
         2019 and 2018. In future filings beginning with your Form 20-F for the year ended
         December 31, 2021, to enhance an investor's understanding of the cash provided by (used
         in) your operations, please revise the statements to separately present such significant non-
         cash charges as adjustments to net income/(loss) within your reconciliation of net income
         (loss) to net cash (used in)/provided by operating activities. Refer to ASC 230-10-45-28 and 45-29.
       You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or Martin James,
Senior Advisor, at 202-551-3671 if you have questions.



FirstName LastNameNangeng Zhang                                Sincerely,
Comapany NameCanaan Inc.
                                                               Division of
Corporation Finance
November 5, 2021 Page 2                                        Office of
Manufacturing
FirstName LastName